  [WFAF Letterhead]

February 22, 2011

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:       Response to Comments on POS AMI filing, filed September 27, 2010

Wells Fargo Master Trust

                        File No. 811-9689

Dear Ms. Stirling:

Thank you for your verbal comments and suggestions received on November 16, 2010 to the Registrant’s POS AMI filing made on September 27, 2010 pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”). The filing was done in order to update only those portfolios with May 31 fiscal year ends, update certain portfolio manager information and to make certain non-material changes. Please note that the only interestholders of each of the portfolios included in the aforementioned filing are underlying Wells Fargo Advantage Funds. Please also note that for purposes of this letter, the defined term “January Filing” refers collectively to the Registrant’s POS AMI filings made separately on January 28, 2011 and January 31, 2011. In response to your comments, please note the following responses organized by item number:

Part A Comments

Item 6: Transaction Policies:

Comment 1:    You requested that we move the following disclosure from Item 6 to after Item 8:

                        “Investments in a Portfolio may not be transferred. The right of redemption may not be suspended nor the payment dates postponed for more than seven days except when the New York Stock Exchange is closed (or when trading thereon is restricted) for any reason other than its customary weekend or holiday closings or under any emergency or other circumstances as determined by the SEC.

Redemptions from a Portfolio may be made wholly or partially in portfolio securities. The Trust has filed an election with the SEC pursuant to which each Portfolio will only consider effecting a redemption in portfolio securities if the particular interestholder is redeeming more than the lesser of $250,000 or 1% of the Portfolio's NAV over a 90-day period.”

Response 1:    The requested change was made in the Registrant’s January Filing, as described below.

Item 9: Investment Objectives, Principal Investments and Strategies, Related Risks and Disclosure of Portfolio Holdings:

Comment 2:    With respect to C&B Large Cap Value Portfolio, you recommended that we revise the definition of large-capitalization companies as stated in the first sentence under “Principal Investment Strategies” from “…companies with market capitalizations of $3 billion or more” to companies with market capitalizations of $10 billion or more.

Response 2:    The definition of large-capitalization companies for purposes of the C&B Large Cap Value Portfolio’s strategy was changed in the January Filing to read as follows:

                        “We define large capitalization companies as securities of companies with market capitalizations within the range of the Russell 1000® Index. The market capitalization range of the Russell 1000® Index was approximately $348M to $275B as of June 28, 2010 and is expected to change frequently.”

Comment 3:    With respect to C&B Large Cap Value Portfolio, you noted that “Counter-Party Risk,” “Derivatives Risk,” “Leverage Risk,” and “Liquidity Risk” are listed as principal risks in the “Principal Risk Factors” section.  In reviewing the Principal Investment Strategies for the Portfolio, you believe that there is presently an insufficient description of any related strategies to justify the inclusion of these risks as Principal Risk Factors.  You therefore requested that we provide additional language in the Principal Investment Strategies to justify the inclusion of these risks as Principal Risk Factors.

Response 3:    The Portfolio’s strategy indicates that it “may use futures, repurchase or reverse repurchase agreements, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.”

With respect to Counter-Party Risk, in such transactions as contemplated by the statement above, there is the risk that the counter party may not fulfill its obligations. We believe that this language sufficiently justifies the inclusion of Counter-Party Risk as a Principal Risk Factor for the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Derivatives Risk, because the statement above indicates that the Portfolio may engage in derivative transactions, believe that such use of derivatives is sufficient to justify inclusion of Derivatives Risk as a Principal Risk Factor of the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Leverage Risk, we believe that the use of options and futures as contemplated by the statement above can potentially magnify the risk of such investments and create a risk that positions when it may not be advantageous to do so. Leveraging, including borrowing, may cause a Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to increase a Portfolio's exposure to market risk, interest rate risk or other risks by, in effect, increasing assets available for investment. We believe that use of such instruments is sufficient to justify inclusion of the leverage risk. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s Principal Investment Strategies.

With respect to Liquidity Risk, the Portfolio’s strategy includes a detailed sell strategy and the accompanying Liquidity Risk is intended to advise shareholders that selling securities may not be at the time or price desired.

Comment 4:    With respect to Disciplined Growth Portfolio, you noted that “Counter-Party Risk,” “Derivatives Risk,” “Leverage Risk,” and “Liquidity Risk” are listed as principal risks in the “Principal Risk Factors” section.  In reviewing the Principal Investment Strategies for the Portfolio, you believe that there is presently an insufficient description of any related strategies to justify the inclusion of these risks as Principal Risk Factors.  You therefore requested that we provide additional language in the Principal Investment Strategies to justify the inclusion of these risks as Principal Risk Factors.

Response 4:    The Portfolio’s strategy indicates that it “may use futures, repurchase or reverse repurchase agreements, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.”

With respect to Counter-Party Risk, in such transactions as contemplated by the statement above, there is the risk that the counter party may not fulfill its obligations. We believe that this language sufficiently justifies the inclusion of Counter-Party Risk as a Principal Risk Factor for the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Derivatives Risk, because the statement above indicates that the Portfolio may engage in derivative transactions, believe that such use of derivatives is sufficient to justify inclusion of Derivatives Risk as a Principal Risk Factor of the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Leverage Risk, we believe that the use of options and futures as contemplated by the statement above can potentially magnify the risk of such investments and create a risk that positions when it may not be advantageous to do so. Leveraging, including borrowing, may cause a Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to increase a Portfolio's exposure to market risk, interest rate risk or other risks by, in effect, increasing assets available for investment. We believe that use of such instruments is sufficient to justify inclusion of the leverage risk. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s Principal Investment Strategies.

With respect to Liquidity Risk, the Portfolio’s strategy includes a detailed sell strategy and the accompanying Liquidity Risk is intended to advise shareholders that selling securities may not be at the time or price desired.

Comment 5:    With respect to Disciplined Value Portfolio, you asked us to reconcile the statement that the Portfolio invests principally in securities of large capitalization companies, defined as companies with market capitalizations within the range of the Russell 1000® Value Index, with the listed market capitalization range of the Russell 1000® Value Index as $263 million to $324 billion as of December 31, 2009.

Response 5:    The index was selected based on, among other things, the Fund's investment strategy and the universe of investments that the Fund's portfolio manager(s) considers for investment.  We believe that this index is appropriate because the Russell 1000 Value Index is commonly considered within the investment industry to be a benchmark for large capitalization value stocks.  In addition, we have confirmed that the index is an “appropriate broad-based securities market index” as defined in Instruction 5 to Item 27(b)(7).  Accordingly, we confirm that the listed indices are appropriate.

Comment 6:    With respect to Disciplined Value Portfolio, you noted that “Counter-Party Risk,” “Derivatives Risk,” “Leverage Risk,” and “Liquidity Risk” are listed as principal risks in the “Principal Risk Factors” section.  In reviewing the Principal Investment Strategies for the Portfolio, you believe that there is presently an insufficient description of any related strategies to justify the inclusion of these risks as Principal Risk Factors.  You therefore requested that we provide additional language in the Principal Investment Strategies to justify the inclusion of these risks as Principal Risk Factors.

Response 6:    The Portfolio’s strategy indicates that it “may use futures, repurchase or reverse repurchase agreements, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.”

With respect to Counter-Party Risk, in such transactions as contemplated by the statement above, there is the risk that the counter party may not fulfill its obligations. We believe that this language sufficiently justifies the inclusion of Counter-Party Risk as a Principal Risk Factor for the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Derivatives Risk, because the statement above indicates that the Portfolio may engage in derivative transactions, believe that such use of derivatives is sufficient to justify inclusion of Derivatives Risk as a Principal Risk Factor of the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Leverage Risk, we believe that the use of options and futures as contemplated by the statement above can potentially magnify the risk of such investments and create a risk that positions when it may not be advantageous to do so. Leveraging, including borrowing, may cause a Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to increase a Portfolio's exposure to market risk, interest rate risk or other risks by, in effect, increasing assets available for investment. We believe that use of such instruments is sufficient to justify inclusion of the leverage risk. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s Principal Investment Strategies.

With respect to Liquidity Risk, the Portfolio’s strategy includes a detailed sell strategy and the accompanying Liquidity Risk is intended to advise shareholders that selling securities may not be at the time or price desired.

Comment 7:    With respect to the Diversified Fixed Income Portfolio, you requested that we expand upon the statement in the Principal Investment Strategies section that states that “The Portfolio invests principally in securities comprising the fixed income portion of the Dow Jones Target Date Indexes” by describing the types of fixed income securities that comprise the Dow Jones Target Date Indexes. Further, you requested that we identify the issuers of the fixed income securities in which Portfolio seeks to invest and to discuss the maturity and duration characteristics of those securities.

Response 7:    The requested change has been made, as described below, such that the Portfolio’s strategy includes the following (new language in bold):

“The Portfolio seeks to approximate, before expenses, the total return of the fixed income portion of the Dow Jones Target Date Indexes by investing in the securities that comprise the sub-indexes representing the fixed income asset class. These fixed income sub-indexes include exposure to non-US Treasury bonds, US Agency debt, US-dollar denominated corporate debt, and US Agency MBS with a weighted average maturity of at least one year.”

Comment 8:    With respect to the Diversified Stock Portfolio, you requested that we expand upon the statement in the Principal Investment Strategies section that states that “The Portfolio invests principally in securities comprising the equity portion of the Dow Jones Target Date Indexes” by describing the types of equity securities that comprise the Dow Jones Target Date Indexes.

Response 8:    The requested change has been made in the January filing, as described below, such that the Portfolio’s strategy includes the following (new language in bold):

“The Portfolio seeks to approximate, before expenses, the total return of the fixed income portion of the Dow Jones Target Date Indexes by investing in the securities that comprise the sub-indexes representing the equity asset class. The sub-indexes include exposure to large, mid and small cap US securities as well as securities in international developed and emerging markets.”

Comment 9:    With respect to Equity Value Portfolio, you recommended that we revise the definition of large-capitalization companies as stated in the first sentence under “Principal Investment Strategies” from “…companies with market capitalizations of $3 billion or more” to companies with market capitalizations of $10 billion or more.

Response 9:    The definition of large-capitalization companies for purposes of the Equity Value Portfolio’s strategy will be changed in the January Filing to read as follows (unavailable data intentionally omitted):

                        “We define large capitalization companies as securities of companies with market capitalizations within the range of the Russell 1000® Index. The market capitalization range of the Russell 1000® Index was approximately $348M to $275B as of June 28, 2010, and is expected to change frequently.”

Comment 10:  With respect to the Inflation-Protected Bond Portfolio, you asked us to identify the portion of the Portfolio’s strategy that corresponds with the Portfolio’s stated investment objective that it “seeks total return, consisting of income and capital appreciation…”.

Response 10:  After further consideration, we determined that that the Portfolio’s investment objective can be amended. A review is underway to determine the appropriate objective for the portfolio and approval to amend the current objective will be sought from the Portfolio’s Trustees in the future.

Comment 11:  With respect to Inflation-Protected Bond Portfolio, you noted that “Counter-Party Risk,” “Derivatives Risk,” “Leverage Risk,” and “Liquidity Risk” are listed as principal risks in the “Principal Risk Factors” section.  In reviewing the Principal Investment Strategies for the Portfolio, you believe that there is presently an insufficient description of any related strategies to justify the inclusion of these risks as Principal Risk Factors.  You therefore requested that we provide additional language in the Principal Investment Strategies to justify the inclusion of these risks as Principal Risk Factors.

Response 11:  The Portfolio’s strategy indicates that it “may use futures, repurchase or reverse repurchase agreements, options or swap agreements, as well as other derivatives, to manage risk or to enhance return.”

With respect to Counter-Party Risk, in such transactions as contemplated by the statement above, there is the risk that the counter party may not fulfill its obligations. We believe that this language sufficiently justifies the inclusion of Counter-Party Risk as a Principal Risk Factor for the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Derivatives Risk, because the statement above indicates that the Portfolio may engage in derivative transactions, believe that such use of derivatives is sufficient to justify inclusion of Derivatives Risk as a Principal Risk Factor of the Portfolio. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s strategy.

With respect to Leverage Risk, we believe that the use of options and futures as contemplated by the statement above can potentially magnify the risk of such investments and create a risk that positions when it may not be advantageous to do so. Leveraging, including borrowing, may cause a Portfolio to be more volatile than if the Portfolio had not been leveraged. This is because leverage tends to increase a Portfolio's exposure to market risk, interest rate risk or other risks by, in effect, increasing assets available for investment. We believe that use of such instruments is sufficient to justify inclusion of the leverage risk. We therefore respectfully decline to expand the relevant disclosure in the Portfolio’s Principal Investment Strategies.

With respect to Liquidity Risk, the Portfolio’s strategy includes a detailed sell strategy and the accompanying Liquidity Risk is intended to advise shareholders that selling securities may not be at the time or price desired.

Comment 12:  With respect to the International Equity Portfolio, you requested that we state in the Portfolio’s Principal Investment Strategies that the Portfolio invests at least 40% of its assets in the securities of companies located in at least three countries, not including the United States.

Response 12: The Portfolio’s strategy has been amended to state that the Portfolio Fund normally invests at least 80% of its assets in equity securities of foreign issues.  We believe that the Fund’s 80% test satisfies the Staff’s comment

Comment 13:  With respect to the International Growth Portfolio, you requested that we state in the Portfolio’s Principal Investment Strategies that the Portfolio invests in the securities of companies located in at least three countries, not including the United States. Further, you requested that we define in the Portfolio’s Principal Investment Strategies whom the Adviser considers to be “foreign issuers.”

Response 13:  In regard to your request that we state that the Portfolio invests in the securities of companies located in at least three countries, not including the U.S, the requested disclosure has been added

In regard to your request that we define whom the Adviser considers to be foreign issuers, the following has been added to the Principal Investment Strategies section for the Portfolio in Part A:

“The Adviser considers equity securities of foreign issuers (or foreign securities) to be equity securities: (1) issued by companies with their principal place of business or principal office, or both, as determined in the Adviser's reasonable discretion, in a country other than the U.S.; or (2) issued by companies for which the principal securities trading market is a country other than the U.S.”

Comment 14:  With respect to the International Value Portfolio, you requested that we state in the Portfolio’s Principal Investment Strategies section that the Portfolio invests in the securities of companies located in at least three countries, not including the United States.

Response 14:  In regard to your request that we state that the Portfolio invests in the securities of companies located in at least three countries, not including the U.S, the requested disclosure has been added

Comment 15:  With respect to Large Cap Appreciation Portfolio, you recommended that we revise the definition of large-capitalization companies as stated in the first sentence under “Principal Investment Strategies” from “…companies with market capitalizations of $3 billion or more” to companies with market capitalizations of $10 billion or more.

Response 15:  Please be advised that this Portfolio was merged into Wells Fargo Advantage Diversified Large Cap Growth Portfolio effective January 31, 2011.

Comment 16:  With respect to the Managed Fixed Income Portfolio, you requested that we disclose in the Portfolio’s Principal Investment Strategies what, if any, quality parameters are used by the Adviser in selecting securities for the Portfolio. Alternatively, you requested that if the Adviser can select securities of any quality, that we include an explicit statement to that effect in the Portfolio’s Principal Investment Strategies.

Response 16:  The Portfolio’s strategy has been amended as follows:

“Under normal circumstances, the Adviser invests at least 80% of the Portfolio's net assets in investment grade fixedincome securities. The Adviser invests in a diversified portfolio of investment grade fixed- and variable-rate U.S. dollar denominated, fixed-income securities of a broad spectrum of U.S. and foreign issuers, including U.S. Government obligations and the debt securities of financial institutions, corporations and others.”

Comment 17:  With respect to the Small Cap Index Portfolio, you requested that we add a statement in the Portfolio’s Principal Investment Strategies indicating that the Adviser attempts to achieve at least a 95% correlation between the S&P 600 Small Cap Index and the Portfolio’s investment results and the steps that the Adviser will take if the Adviser is unable to achieve that correlation.

Response 17:  Please be advised that this Portfolio was liquidated effective February 18, 2011.

Comment 18: With respect to the Small Company Growth Portfolio, you asked that we clarify whether the following statement in the second paragraph of the Portfolio’s Principal Investment Strategies is a growth factor or a value factor: “Companies that fit into the Rediscovery phase, are those that have the prospect for sharply accelerating near-term earnings (next 12-18 months), or companies selling at a meaningful discount to their underlying asset value.”

Response 18:  The factor cited is consistent with growth considerations of equity securities and is often characterized as “growth at a reasonable price”.

Comment 19:  With respect to the Small Company Value Portfolio, you requested that we update the market capitalization range of the Russell 2000® Index from May 31, 2009 as disclosed in the Portfolio’s Principal Investment Strategies to a more current date.

Response 19:  The market capitalization range of the Russell 2000® Index as disclosed in Portfolio’s Principal Investment Strategies will be updated through June 28, 2010 in the January Filing.

Comment 20:  With respect to the Small Company Value Portfolio, you requested that we list in the Portfolio’s Principal Investment Strategies what the fundamental operating characteristics of companies are that the Adviser analyzes when selecting stocks.

Response 20:  We believe that the existing disclosure in the Portfolio’s Principal Investment Strategies adequately details what fundamental operating characteristics the Adviser considers when analyzing companies for stock selection purposes. The relevant section of the Principal Investment Strategies states:

“The Adviser analyzes each company's fundamental operating characteristics (such as price to earnings ratios, cash flows, company operations, including company prospects and profitability) to identify those companies that are the most promising within their peer group based on factors that have historically determined subsequent outperformance for a given sector.”

We therefore respectfully decline to expand the relevant disclosure in the description of the Portfolio’s Principal Investment Strategies.

Comment 21:  With respect to the Strategic Small Cap Value Portfolio, you requested that we update the market capitalization range of the Russell 2500TM Index from May 31, 2009 as disclosed in the Portfolio’s Principal Investment Strategies to a more current date

Response 21:  The market capitalization range of the Russell 2500TM Index as disclosed in Portfolio’s Principal Investment Strategies will be updated through June 28, 2011 in the January Filing.

Comment 22:  With respect to the Strategic Small Cap Value Portfolio, you requested that we provide additional detail in regard to the following statement in the Portfolio’s Principal Investment Strategies:

“The Adviser then conducts fundamental research to find securities in small-capitalization companies with a positive dynamic for change that could move the price of such securities higher.”

Specifically, you asked that we disclose what factors the Adviser looks for when conducting fundamental research as described above.

Response 22:  We believe that the existing disclosure in the Portfolio’s Principal Investment Strategies adequately details what factors are considered when the Adviser conducts its fundamental research in small capitalization companies.  The relevant section of the Principal Investment Strategies states:

“The Adviser then conducts fundamental research to find securities in small-capitalization companies with a positive dynamic for change that could move the price of such securities higher. The positive dynamic may include a change in management team, a new product or service, corporate restructuring, an improved business plan, a change in regulatory environment, or the right time for the industry in its market cycle.”

We therefore respectfully decline to expand the relevant disclosure in the description of the Portfolio’s Principal Investment Strategies.

Item 11: Interestholder Information

Comment 23:  In the section of Part A entitled “Redeeming or Repurchasing Portfolio Interests,” you requested that we disclose the Portfolios’ policy for deterring frequent trading by Portfolio interestholders.

Response 23:  We believe that the existing disclosure in the fifth paragraph of the “Redeeming or Repurchasing Portfolio Interests” section of Part A adequately details the Portfolios’ policy for deterring frequent trading of Portfolio interests by Portfolio interestholders. The relevant section of the Principal Investment Strategies states:

“The Portfolios, except the Short-Term Investment Portfolio, actively discourage the portfolio disruption and negative effects on long-term interestholders that can result from excessive trading activity by Portfolio interestholders. The Board has approved the Portfolios' policy and procedures, which provide, among other things, that Funds Management may deem trading activity to be excessive if it determines that such trading activity would likely be disruptive to a Portfolio by increasing expenses or lowering returns. The extent to which trading activity may be disruptive depends on a number of factors including, but not limited to, the number of trades, the size of the trades relative to the size of the Portfolio and the type of Portfolio involved. Although the policies adopted by the Portfolios do not prohibit frequent trading in the Short-Term Investment Portfolio, Funds Management will seek to prevent an interestholder from utilizing the Short-Term Investment Portfolio to facilitate frequent purchases and redemptions of shares in portfolios other than the Short-Term Investment Portfolio.”

We therefore respectfully decline to expand the current disclosure regarding deterrence of frequent trading of Portfolio interests.

*          *          *          *

We make the following representations to you:

the Portfolio is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Portfolio may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As stated previously, we completed POS AMI filings pursuant to Section 8(b) of the 1940 Act on January 28, 2011 and January 31, 2011, respectively, and will complete another POS AMI filing today that responds to your comments (where applicable) and makes other non-material changes. Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Maureen E. Towle

Senior Counsel